Exhibit 21

SUBSIDIARIES OF KOS PHARMACEUTICALS, INC.

NAME	JURISDICTION OF INCORPORATION

Aeropharm Technology, LLC.	Delaware

Kos Life Sciences, Inc.	Delaware

IEP Pharmaceutical Devices, LLC.	Delaware*

* Wholly-owned by Aeropharm Technology, LLC.